UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the nine months ended December 31, 2015

February 1, 2016

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings: Tokyo, Nagoya, New York
Code number:	8306	URL http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-3110

Quarterly securities report issuing date:	February 12, 2016	Dividend payment date: -
Trading accounts:	Established
Supplemental information for quarterly financial statements:		Available
Quarterly investor meeting presentation:		None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data For the Nine Months ended December 31, 2015

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
Nine months ended	million yen	%	million yen	%	million yen	%
December 31, 2015	4,290,963	0.7	1,340,801	(9.7)	852,279	(8.1)
December 31, 2014	4,260,328	11.7	1,484,363	17.8	926,971	18.0

(*)	Comprehensive income December 31, 2015: 433,130 million yen (81.7) %; December 31, 2014: 2,365,619 million yen 93.4%

	Basic earnings per share	Diluted earnings per share
Nine months ended	yen	yen
December 31, 2015	61.23	60.95
December 31, 2014	65.50	65.20

(2) Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
As of	million yen	million yen	%
December 31, 2015	295,777,179	17,239,626	5.2
March 31, 2015	286,149,768	17,287,533	5.4

(Reference) Shareholders’ equity as of       December 31, 2015: 15,269,453 million yen;       March 31, 2015: 15,317,940 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2015	—	9.00	—	9.00	18.00
ending March 31, 2016	—	9.00	—	——	——
ending March 31, 2016 (Forecast)	——	——	——	9.00	18.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2016 (Consolidated)

MUFG has the target of 950.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2016. (There is no change to our earnings target released on May 15, 2015.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A)  Changes in accounting policies due to revision of accounting standards: No

(B)  Changes in accounting policies due to reasons other than (A): No

(C)  Changes in accounting estimates: No

(D)  Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	December 31, 2015	14,168,853,820 shares
	March 31, 2015	14,168,853,820 shares
(B) Treasury stocks:	December 31, 2015	380,246,747 shares
	March 31, 2015	151,014,803 shares
(C) Average outstanding stocks:	Nine months ended December 31, 2015	13,918,899,596 shares
	Nine months ended December 31, 2014	14,152,425,073 shares

ø Disclosure regarding the execution of the quarterly review process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the quarterly review process has not been completed as of this disclosure in the “Consolidated Summary Report”.

ø Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’ Equity	6
Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Nine Months Ended December 31, 2015”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2015	As of December 31, 2015
Assets:
Cash and due from banks	40,488,318	50,621,650
Call loans and bills bought	604,625	504,704
Receivables under resale agreements	7,342,335	7,240,433
Receivables under securities borrowing transactions	4,633,544	6,253,417
Monetary claims bought	4,570,712	4,931,258
Trading assets	20,810,617	22,860,530
Money held in trust	700,218	724,433
Securities	73,538,191	65,233,402
Loans and bills discounted	109,368,340	113,348,181
Foreign exchanges	2,187,311	1,961,574
Other assets	10,119,936	10,116,082
Tangible fixed assets	1,352,727	1,357,124
Intangible fixed assets	1,297,277	1,238,600
Net defined benefit assets	504,761	569,857
Deferred tax assets	114,919	98,931
Customers’ liabilities for acceptances and guarantees	9,511,714	9,619,611
Allowance for credit losses	(995,784)	(902,614)

Total assets	286,149,768	295,777,179

Liabilities:
Deposits	153,357,410	156,099,498
Negotiable certificates of deposit	16,073,850	15,180,248
Call money and bills sold	3,600,104	4,647,829
Payables under repurchase agreements	21,899,506	24,960,980
Payables under securities lending transactions	8,205,350	10,795,183
Commercial papers	2,179,634	2,418,612
Trading liabilities	15,521,917	16,048,128
Borrowed money	13,866,196	14,750,539
Foreign exchanges	1,496,476	2,056,870
Short-term bonds payable	789,512	876,985
Bonds payable	8,141,713	8,312,697
Due to trust accounts	3,183,295	2,469,508
Other liabilities	9,530,371	8,966,841
Reserve for bonuses	90,360	49,898
Reserve for bonuses to directors	454	276
Net defined benefit liabilities	62,121	57,538
Reserve for retirement benefits to directors	1,086	1,032
Reserve for loyalty award credits	15,375	16,940
Reserve for contingent losses	204,790	151,404
Reserves under special laws	3,771	4,121
Deferred tax liabilities	988,550	916,318
Deferred tax liabilities for land revaluation	138,669	136,487
Acceptances and guarantees	9,511,714	9,619,611

Total liabilities	268,862,234	278,537,553

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2015	As of December 31, 2015
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,428,403	1,426,371
Retained earnings	7,860,410	8,485,337
Treasury stock	(101,661)	(298,917)

Total shareholders’ equity	11,328,666	11,754,303

Net unrealized gains (losses) on other securities	2,835,091	2,419,899
Net deferred gains (losses) on hedging instruments	83,194	200,330
Land revaluation excess	172,350	172,686
Foreign currency translation adjustments	951,547	769,541
Remeasurements of defined benefit plans	(52,909)	(47,308)

Total accumulated other comprehensive income	3,989,274	3,515,149

Subscription rights to shares	8,271	8,034
Non-controlling interests	1,961,322	1,962,139

Total net assets	17,287,533	17,239,626

Total liabilities and net assets	286,149,768	295,777,179

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the nine months ended December 31, 2014	For the nine months ended December 31, 2015
Ordinary income	4,260,328	4,290,963
Interest income	2,047,164	2,071,759
Interest on loans and bills discounted	1,342,778	1,361,475
Interest and dividends on securities	458,696	473,210
Trust fees	80,331	84,658
Fees and commissions	1,080,952	1,114,399
Trading income	252,093	257,422
Other business income	354,015	367,458
Other ordinary income	445,770	395,265
Ordinary expenses	2,775,965	2,950,161
Interest expenses	458,565	475,793
Interest on deposits	214,760	218,818
Fees and commissions	146,756	159,523
Other business expenses	96,253	163,831
General and administrative expenses	1,917,061	1,941,117
Other ordinary expenses	157,329	209,895

Ordinary profits	1,484,363	1,340,801

Extraordinary gains	12,514	2,477
Gains on disposition of fixed assets	2,871	2,477
Gains on change in equity	9,643	—
Extraordinary losses	86,095	45,992
Losses on disposition of fixed assets	5,496	7,100
Losses on impairment of fixed assets	5,997	2,528
Provision for reserve for contingent liabilities from financial instruments transactions	669	349
Losses on change in equity	33,291	36,013
Settlement package	37,097	—
Losses on sales of equity securities of subsidiaries	3,542	—

Income before income taxes and others	1,410,782	1,297,286

Income taxes—current	306,759	270,583
Income taxes—deferred	76,465	84,256

Total taxes	383,225	354,840

Profits	1,027,556	942,446

Profits attributable to non-controlling interests	100,585	90,167

Profits attributable to owners of parent	926,971	852,279

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the nine months ended December 31, 2014	For the nine months ended December 31, 2015
Profits	1,027,556	942,446
Other comprehensive income
Net unrealized gains (losses) on other securities	1,062,871	(418,271)
Net deferred gains (losses) on hedging instruments	112,099	114,314
Land revaluation excess	—	297
Foreign currency translation adjustments	163,705	(190,477)
Remeasurements of defined benefit plans	7,480	4,820
Share of other comprehensive income of associates accounted for using equity method	(8,093)	(20,000)

Total other comprehensive income	1,338,062	(509,315)

Comprehensive income	2,365,619	433,130

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	2,255,609	366,944
Comprehensive income attributable to non-controlling interests	110,010	66,185

5

Mitsubishi UFJ Financial Group, Inc.

(3)	Notes on Going-Concern Assumption

Not applicable

(4)	Notes for Material Changes in Shareholders’ Equity

Not applicable

6

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2015

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4	——	1
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Account ]	——	5
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
	[ MUTB Non-consolidated : Trust Account ]

3. Securities	[ MUFG Consolidated ]	——	6
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	——	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	——	10
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

6. Loans and Deposits	[ BTMU and MUTB Combined ]	——	11
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	——	12

(Reference)

Exposure to “Securitized Products and Related Investments”		——	13

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2015 (A)	December 31, 2014 (B)
Gross profits	3,096.5	3,113.0	(16.5)
Gross profits before credit costs for trust accounts	3,096.5	3,112.6	(16.0)
Net interest income	1,596.0	1,588.7	7.2
Trust fees	84.6	80.3	4.3
Credit costs for trust accounts (1)	0.0	0.4	(0.4)
Net fees and commissions	954.8	934.1	20.6
Net trading profits	257.4	252.0	5.3
Net other business profits	203.6	257.7	(54.1)
Net gains (losses) on debt securities	93.5	129.8	(36.3)
General and administrative expenses	1,927.6	1,894.2	33.3
Amortization of goodwill	12.5	12.2	0.3
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,181.5	1,230.6	(49.0)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,168.9	1,218.3	(49.3)
Provision for general allowance for credit losses (2)	—	—	—
Net business profits*	1,168.9	1,218.8	(49.8)
Net non-recurring gains (losses)	171.8	265.5	(93.6)
Credit costs (3)	(136.7)	(101.8)	(34.9)
Losses on loan write-offs	(97.1)	(87.1)	(9.9)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(39.6)	(14.7)	(24.9)
Reversal of allowance for credit losses (4)	34.7	84.4	(49.6)
Reversal of reserve for contingent losses included in credit costs (5)	—	2.1	(2.1)
Gains on loans written-off (6)	42.8	45.6	(2.7)
Net gains (losses) on equity securities	63.6	78.9	(15.3)
Gains on sales of equity securities	85.6	93.2	(7.5)
Losses on sales of equity securities	(13.2)	(10.6)	(2.6)
Losses on write-down of equity securities	(8.7)	(3.6)	(5.1)
Profits (losses) from investments in affiliates	191.3	161.5	29.7
Other non-recurring gains (losses)	(24.0)	(5.4)	(18.5)

Ordinary profits	1,340.8	1,484.3	(143.5)

Net extraordinary gains (losses)	(43.5)	(73.5)	30.0
Net gains (losses) on change in equity	(36.0)	(23.6)	(12.3)
Settlement package	—	(37.0)	37.0
Income before income taxes and others	1,297.2	1,410.7	(113.4)
Income taxes-current	270.5	306.7	(36.1)
Income taxes-deferred	84.2	76.4	7.7
Total taxes	354.8	383.2	(28.3)
Profits	942.4	1,027.5	(85.1)
Profits attributable to non-controlling interests	90.1	100.5	(10.4)

Profits attributable to owners of parent	852.2	926.9	(74.6)

Note:

*   Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(59.1)	30.9	(90.0)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2015 (A)	December 31, 2014 (B)
Gross profits	1,776.7	1,871.7	(94.9)
Gross profits before credit costs for trust accounts	1,776.7	1,871.2	(94.5)
Net interest income	1,027.9	1,064.5	(36.6)
Trust fees	65.3	62.0	3.3
Credit costs for trust accounts (1)	0.0	0.4	(0.4)
Net fees and commissions	426.6	434.4	(7.8)
Net trading profits	96.0	112.1	(16.0)
Net other business profits	160.6	198.4	(37.8)
Net gains (losses) on debt securities	86.5	127.6	(41.0)
General and administrative expenses	996.0	1,024.4	(28.4)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	780.6	846.7	(66.0)
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	780.7	847.2	(66.5)
Net non-recurring gains (losses)	86.0	135.1	(49.1)
Credit costs (3)	(67.9)	(36.1)	(31.7)
Losses on loan write-offs	(26.9)	(20.6)	(6.2)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(41.0)	(15.5)	(25.5)
Reversal of allowance for credit losses (4)	80.8	109.3	(28.5)
Reversal of reserve for contingent losses included in credit costs (5)	0.2	5.7	(5.5)
Gains on loans written-off (6)	13.2	13.4	(0.1)
Net gains (losses) on equity securities	56.3	52.3	3.9
Gains on sales of equity securities	77.1	67.3	9.7
Losses on sales of equity securities	(12.3)	(9.2)	(3.1)
Losses on write-down of equity securities	(8.4)	(5.7)	(2.6)
Other non-recurring gains (losses)	3.3	(9.5)	12.8

Ordinary profits	866.7	982.4	(115.6)

Net extraordinary gains (losses)	14.3	(44.8)	59.2
Net gains (losses) on disposition of fixed assets	(4.4)	(2.5)	(1.8)
Losses on impairment of fixed assets	(1.5)	(5.2)	3.6
Gains on sales of equity securities of subsidiaries	18.3	—	18.3
Gains on sales of equity securities of affiliates	1.9	—	1.9
Settlement package	—	(37.0)	37.0
Income before income taxes	881.1	937.5	(56.4)
Income taxes-current	198.4	258.1	(59.7)
Income taxes-deferred	70.3	31.3	39.0
Total taxes	268.7	289.4	(20.7)

Net income	612.3	648.0	(35.7)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	26.3	92.8	(66.4)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2015 (A)	December 31, 2014 (B)
Gross profits	1,507.4	1,601.2	(93.8)
Net interest income	890.6	932.7	(42.0)
Net fees and commissions	356.3	368.4	(12.0)
Net trading profits	77.2	85.4	(8.1)
Net other business profits	183.0	214.6	(31.5)
Net gains (losses) on debt securities	89.3	131.7	(42.3)
General and administrative expenses	857.5	886.2	(28.6)
Amortization of goodwill	0.2	0.2	0.0
Net business profits before provision for general allowance for credit losses and amortization of goodwill	650.0	715.2	(65.1)
Net business profits before provision for general allowance for credit losses	649.8	715.0	(65.1)
Provision for general allowance for credit losses (1)	—	—	—
Net business profits	649.8	715.0	(65.1)
Net non-recurring gains (losses)	78.9	104.4	(25.5)
Credit costs (2)	(67.8)	(35.8)	(31.9)
Losses on loan write-offs	(26.8)	(20.6)	(6.1)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(41.0)	(15.1)	(25.8)
Reversal of allowance for credit losses (3)	79.6	96.1	(16.5)
Reversal of reserve for contingent losses included in credit costs (4)	—	5.1	(5.1)
Gains on loans written-off (5)	13.0	12.8	0.1
Net gains (losses) on equity securities	52.2	41.7	10.4
Gains on sales of equity securities	68.8	54.4	14.4
Losses on sales of equity securities	(9.2)	(7.3)	(1.9)
Losses on write-down of equity securities	(7.3)	(5.3)	(2.0)
Other non-recurring gains (losses)	1.8	(15.6)	17.5

Ordinary profits	728.7	819.5	(90.7)

Net extraordinary gains (losses)	15.0	(38.6)	53.6
Net gains (losses) on disposition of fixed assets	(4.3)	(0.9)	(3.4)
Losses on impairment of fixed assets	(0.9)	(0.6)	(0.3)
Gains on sales of equity securities of subsidiaries	18.3	—	18.3
Gains on sales of equity securities of affiliates	1.9	—	1.9
Settlement package	—	(37.0)	37.0
Income before income taxes	743.7	780.8	(37.0)
Income taxes-current	167.6	214.3	(46.7)
Income taxes-deferred	60.4	27.0	33.4
Total taxes	228.0	241.4	(13.3)

Net income	515.7	539.4	(23.7)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	24.8	78.3	(53.5)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2015 (A)	December 31, 2014 (B)
Gross profits	269.3	270.4	(1.1)
Gross profits before credit costs for trust accounts	269.3	269.9	(0.6)
Trust fees	65.3	62.0	3.3
Credit costs for trust accounts (1)	0.0	0.4	(0.4)
Net interest income	137.3	131.8	5.4
Net fees and commissions	70.2	66.0	4.2
Net trading profits	18.7	26.6	(7.8)
Net other business profits	(22.4)	(16.1)	(6.2)
Net gains (losses) on debt securities	(2.7)	(4.0)	1.2
General and administrative expenses	138.4	138.2	0.2
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	130.8	131.7	(0.8)
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	130.8	132.2	(1.3)
Net non-recurring gains (losses)	7.1	30.6	(23.5)
Credit costs (3)	(0.1)	(0.3)	0.1
Losses on loan write-offs	(0.1)	(0.0)	(0.1)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(0.0)	(0.3)	0.3
Reversal of allowance for credit losses (4)	1.2	13.1	(11.9)
Reversal of reserve for contingent losses included in credit costs (5)	0.2	0.5	(0.3)
Gains on loans written-off (6)	0.2	0.5	(0.3)
Net gains (losses) on equity securities	4.1	10.6	(6.4)
Gains on sales of equity securities	8.2	12.9	(4.6)
Losses on sales of equity securities	(3.1)	(1.8)	(1.2)
Losses on write-down of equity securities	(1.0)	(0.4)	(0.6)
Other non-recurring gains (losses)	1.4	6.0	(4.6)

Ordinary profits	137.9	162.9	(24.9)

Net extraordinary gains (losses)	(0.6)	(6.2)	5.5
Net gains (losses) on disposition of fixed assets	(0.0)	(1.6)	1.5
Losses on impairment of fixed assets	(0.5)	(4.5)	4.0
Income before income taxes	137.3	156.6	(19.3)
Income taxes-current	30.7	43.7	(12.9)
Income taxes-deferred	9.8	4.3	5.5
Total taxes	40.6	48.0	(7.3)

Net income	96.6	108.6	(11.9)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	1.5	14.4	(12.9)

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Account

	(in billions of yen)
	As of December 31, 2015	As of March 31, 2015
Bankrupt or De facto Bankrupt	119.1	89.8
Doubtful	519.2	571.4
Special Attention	484.5	561.9

Non Performing Loans	1,122.9	1,223.2

Total loans	110,098.0	105,335.6

Non Performing Loans / Total loans	1.01%	1.16%

BTMU Non-consolidated
	(in billions of yen)
	As of December 31, 2015	As of March 31, 2015
Bankrupt or De facto Bankrupt	117.2	87.9
Doubtful	502.9	549.6
Special Attention	463.0	539.3

Non Performing Loans	1,083.1	1,176.9

Total loans	96,389.0	92,293.9

Non Performing Loans / Total loans	1.12%	1.27%

MUTB Non-consolidated
	(in billions of yen)
	As of December 31, 2015	As of March 31, 2015
Bankrupt or De facto Bankrupt	1.9	1.8
Doubtful	16.1	21.6
Special Attention	21.0	21.8

Non Performing Loans	39.0	45.4

Total loans	13,685.0	13,014.6

Non Performing Loans / Total loans	0.28%	0.34%

MUTB Non-consolidated: Trust Account
	(in billions of yen)
	As of December 31, 2015	As of March 31, 2015
Bankrupt or De facto Bankrupt	0.0	0.0
Doubtful	0.1	0.1
Special Attention	0.5	0.7

Non Performing Loans	0.6	0.9

Total loans	23.9	27.0

Non Performing Loans / Total loans	2.65%	3.41%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of December 31, 2015		As of March 31, 2015
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	4,003.1	60.9	4,133.6	53.7

	(in billions of yen)
	As of December 31, 2015		As of March 31, 2015
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Other securities	60,760.9	3,491.2	69,336.2	4,133.2
Domestic equity securities	5,714.2	2,977.0	5,721.3	2,930.0
Domestic bonds	28,150.5	361.2	36,520.2	326.3
Other	26,896.1	152.9	27,094.6	876.8
Foreign equity securities	132.6	2.4	191.4	58.4
Foreign bonds	23,144.8	127.5	22,564.9	597.3
Other	3,618.6	23.0	4,338.2	220.9

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of December 31, 2015		As of March 31, 2015
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	2,754.8	37.7	3,102.2	37.8
Stocks of subsidiaries and affiliates	843.4	(141.7)	865.6	206.0

	(in billions of yen)
	As of December 31, 2015		As of March 31, 2015
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	41,431.7	2,590.7	48,785.0	3,073.2
Domestic equity securities	4,654.1	2,310.7	4,673.9	2,291.3
Domestic bonds	22,313.0	305.6	29,967.1	275.0
Other	14,464.5	(25.6)	14,143.9	506.7
Foreign equity securities	123.0	(2.9)	178.5	53.5
Foreign bonds	11,923.5	19.4	10,872.2	352.5
Other	2,418.0	(42.1)	3,093.0	100.5

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

	(in billions of yen)
	As of December 31, 2015		As of March 31, 2015
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	—	—	24.9	0.0
Stocks of subsidiaries and affiliates	57.7	66.4	57.7	133.9

	(in billions of yen)
	As of December 31, 2015		As of March 31, 2015
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	15,888.7	821.1	16,903.4	966.8
Domestic equity securities	1,113.6	599.1	1,081.8	556.0
Domestic bonds	5,864.0	54.7	6,479.4	50.3
Other	8,911.1	167.1	9,342.1	360.4
Foreign equity securities	0.0	0.0	0.0	0.0
Foreign bonds	8,144.8	103.2	8,455.7	243.3
Other	766.2	63.9	886.3	117.0

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2015	For the nine months ended December 31, 2014
ROE	9.16	10.68

Note:
ROE is computed as follows:

(profits attributable to owners of parent × 4/3) - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the nine months ended December 31, 2015	For the nine months ended December 31, 2014
Average interest rate on loans and bills discounted	0.89	0.99
Average interest rate on deposits and NCD	0.04	0.04
Interest rate spread	0.85	0.94

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	1.04	1.13
Interest rate spread	1.00	1.08

BTMU Non-consolidated

(Domestic business segment)

	(percentage per annum)
	For the nine months ended December 31, 2015	For the nine months ended December 31, 2014
Average interest rate on loans and bills discounted	0.93	1.03
Average interest rate on deposits and NCD	0.03	0.03
Interest rate spread	0.90	1.00

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	1.12	1.21
Interest rate spread	1.09	1.17

MUTB Non-consolidated

(Domestic business segment)

	(percentage per annum)
	For the nine months ended December 31, 2015	For the nine months ended December 31, 2014
Average interest rate on loans and bills discounted	0.67	0.76
Average interest rate on deposits and NCD	0.13	0.13
Interest rate spread	0.54	0.62

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	0.67	0.76
Interest rate spread	0.54	0.62

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BTMU and MUTB Combined

	(in billions of yen)
	As of December 31, 2015	As of March 31, 2015
Deposits (ending balance)	141,051.9	137,332.3
Deposits (average balance)	138,161.4	132,006.8
Loans (ending balance)	100,121.1	95,350.2
Loans (average balance)	97,918.6	94,794.2

	(in billions of yen)
	As of December 31, 2015	As of March 31, 2015
Domestic deposits (ending balance)*	118,248.2	117,864.3
Individuals	71,916.5	70,415.1

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in billions of yen)
	As of December 31, 2015	As of March 31, 2015
Deposits (ending balance)	128,205.3	124,590.9
Deposits (average balance)	125,379.3	119,381.2
Loans (ending balance)	86,887.8	82,740.3
Loans (average balance)	85,164.2	82,699.4

	(in billions of yen)
	As of December 31, 2015	As of March 31, 2015
Domestic deposits (ending balance)*	106,867.6	106,458.7
Individuals	63,959.7	62,194.0

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in billions of yen)
	As of December 31, 2015	As of March 31, 2015
Deposits (ending balance)	12,846.6	12,741.4
Deposits (average balance)	12,782.1	12,625.6
Loans (ending balance)	13,233.2	12,609.8
Loans (average balance)	12,754.3	12,094.8

	(in billions of yen)
	As of December 31, 2015	As of March 31, 2015
Domestic deposits (ending balance)*	11,380.6	11,405.5
Individuals	7,956.7	8,221.1

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in billions of yen)	As of March 31, 2015	As of December 31, 2015
Assets:
Loans and bills discounted	112.3	139.2
Securities	58,086.9	52,912.2
Beneficiary rights to the trust	49,353.2	59,527.1
Securities held in custody accounts	3,172.3	3,696.4
Monetary claims	10,619.0	9,731.6
Tangible fixed assets	10,805.0	11,339.0
Intangible fixed assets	192.5	198.7
Other claims	5,040.4	5,623.8
Call loans	2,307.4	2,395.1
Due from banking account	3,184.7	2,469.4
Cash and due from banks	3,449.1	3,893.7

Total	146,323.3	151,926.8

Liabilities:
Money trusts	23,452.5	19,873.4
Pension trusts	15,360.6	14,868.2
Property formation benefit trusts	8.3	7.8
Investment trusts	48,930.3	59,153.3
Money entrusted other than money trusts	3,218.8	3,641.4
Securities trusts	5,066.0	5,735.3
Monetary claim trusts	10,266.6	9,276.7
Equipment trusts	44.4	59.3
Land and fixtures trusts	82.3	68.2
Composite trusts	39,893.1	39,242.7

Total	146,323.3	151,926.8

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of the end of December 2015 is outlined below. (Figures are on a managerial basis and rounded off to billion yen or to the second decimal point of trillion yen)

1.	Balance, net unrealized gains (losses), realized gains (losses)

(1)	The balance as of the end of December 2015 was ¥3.17 trillion in total, a decrease of ¥0.22 trillion from the balance as of the end of March 2015, mainly due to a decrease in CLOs.

(2)	Net unrealized losses were ¥22 billion, worsened by ¥19 billion compared to the end of March 2015.

(3)	P/L impact for the quarter ended December 31, 2015 was small, an increase of ¥0.2 billion.

	(¥bn)
					of which securities being held to maturity[2]
	Balance[1]	Change from end of March 2015	Net unrealized gains (losses)	Change from end of March 2015	Balance	Net unrealized gains (losses)
RMBS	18	(3)	0	(4)	0	0
Sub-prime RMBS	0	0	0	0	0	0
CMBS	399	(7)	(6)	(9)	210	(4)
CLOs	2,702	(176)	(17)	(4)	1,634	(9)
Other securitized products (card, etc.)	54	(32)	1	(2)	18	0
CDOs	0	0	0	0	0	0
Sub-prime ABS CDOs	0	0	0	0	0	0
SIV	0	0	0	0	0	0

Total	3,173	(217)	(22)	(19)	1,862	(13)

1.	Balance is the amount after impairment and before deducting net unrealized gains (losses).

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

2.	Distribution by rating

(1)	AAA-rated products accounted for 88% of our investments in securitized products as of the end of December 2015, an increase of 1 percentage point from the end of March 2015. The volume of holdings of high-rated securitized product decreased, while the total volume of holdings of securitized product also decreased, resulted in an increase in the ratio.

(2)	AAA and AA-rated products accounted for 99% of our investments in securitized products.

	(¥bn)
	AAA	AA	A	BBB	BB or lower	Unrated	Total
RMBS	4	1	0	9	4	0	18
Sub-prime RMBS	0	0	0	0	0	0	0
CMBS	159	240	0	0	0	0	399
CLOs	2,588	76	35	3	0	0	2,702
Other securitized products (card, etc.)	28	24	0	1	0	2	54
CDOs	0	0	0	0	0	0	0
Sub-prime ABS CDOs	0	0	0	0	0	0	0
SIV	0	0	0	0	0	0	0

Total	2,778	340	36	12	5	2	3,173

Percentage of total	88%	11%	1%	0%	0%	0%	100%

Percentage of total (End of March 2015)	87%	10%	1%	0%	0%	1%	100%

Mitsubishi UFJ Financial Group, Inc.

3.	Credit exposure related to leveraged loan (LBO loan)

(1)	We are not engaged in origination or distribution of securitized products relating to LBO loans, and therefore, there is no balance of LBO loans for securitization.

(2)	The following table shows the balances of LBO loans as of the end of December 2015.

	(¥bn)
	Americas	Europe	Asia	Japan	Total	Change from end of March 2015
LBO Loan[3] (Balance on a commitment basis)	7	149	0	408	564	90
Balance on a booking basis	7	123	0	379	509	103

3 Includes balance after refinancing. (Figures are rounded off.)

4.	Special Purpose Entities (SPEs)

(1)	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

(2)	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of December 2015 was ¥4.81 trillion (including ¥2.60 trillion in overseas).

(3)	The purchased assets are mainly receivables.

End

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized loan obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purposed Company (SPC) collateralized by receivables